Filed Pursuant to Rule 433
Registration No. 333-171048
Pricing Term Sheet
November 27, 2012

The Walt Disney Company

0.450% Global Notes Due 2015
1.100% Global Notes Due 2017
2.350% Global Notes Due 2022
3.700% Global Notes Due 2042

This free writing prospectus relates only to the securities of The Walt Disney Company (the “Company”) described below and should be read together with the Company’s prospectus supplement dated December 8, 2010 (the “Prospectus Supplement”), the accompanying prospectus dated December 8, 2010 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	The Walt Disney Company (the “Company”)

Title of Securities:

0.450% Global Notes Due 2015 (the “2015 Notes”)

1.100% Global Notes Due 2017 (the “2017 Notes”)

2.350% Global Notes Due 2022 (the “2022 Notes”)

3.700% Global Notes Due 2042 (the “2042 Notes”)

The 2015 Notes, 2017 Notes, 2022 Notes and 2042 Notes (collectively, the “Notes”) will be part of a single series of the Company’s senior debt securities under the indenture (as defined in the Prospectus Supplement) designated as Medium-Term Notes, Series E. The 2015 Notes, 2017 Notes, 2022 Notes and 2042 Notes are sometimes referred to, individually, as a “tranche” of Notes.

Ratings:	A2 (Moody’s)/ A (S&P)/ A (Fitch)*

Trade Date:	November 27, 2012

Settlement Date (T+3):	November 30, 2012

Maturity Date:	2015 Notes: December 1, 2015 2017 Notes: December 1, 2017 2022 Notes: December 1, 2022 2042 Notes: December 1, 2042

Aggregate Principal Amount Offered:	2015 Notes: $500,000,000 2017 Notes: $1,000,000,000 2022 Notes: $1,000,000,000 2042 Notes: $500,000,000

Price to Public (Issue Price):

2015 Notes: 99.255% plus accrued interest, if any, from November 30, 2012

2017 Notes: 99.289% plus accrued interest, if any, from November 30, 2012

2022 Notes: 99.232% plus accrued interest, if any, from November 30, 2012

2042 Notes: 99.282% plus accrued interest, if any, from November 30, 2012

*                             Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Interest Rate:

2015 Notes: 0.450% per annum, accruing from November 30, 2012

2017 Notes: 1.100% per annum, accruing from November 30, 2012

2022 Notes: 2.350% per annum, accruing from November 30, 2012

2042 Notes: 3.700% per annum, accruing from November 30, 2012

Interest Payment Dates:	Semi-annually on each June 1 and December 1, commencing on June 1, 2013

Regular Record Dates:	May 15 or November 15, as the case may be, immediately preceding the applicable interest payment date

Use of Proceeds:

The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include among others, to repay the Company’s indebtedness and to fund share repurchases and dividend payments and for other general corporate purposes identified in the Prospectus.

Proceeds to the Company:	Approximately $2,965,145,000 (after deducting the underwriting discounts and commissions but before deducting estimated offering expenses payable by the Company).

Underwriting Discounts and Commissions:	2015 Notes: 0.200% 2017 Notes: 0.350% 2022 Notes: 0.450% 2042 Notes: 0.750%

CUSIP No.:	2015 Notes: 25468 PCU8 2017 Notes: 25468 PCV6 2022 Notes: 25468 PCW4 2042 Notes: 25468 PCX2

ISIN No.:	2015 Notes: US25468PCU84 2017 Notes: US25468PCV67 2022 Notes: US25468PCW41 2042 Notes: US25468PCX24

Make-Whole Redemption:

The Notes of any tranche may be redeemed, in whole or in part, at the option of the Company, at any time or from time to time prior to their stated maturity, at a redemption price equal to the greater of the following amounts:

(1) 100% of the principal amount of the Notes of such tranche to be redeemed; or

(2)     as determined by the Independent Investment Banker (as defined below), the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes of such tranche to be redeemed (not including any portion of any payments of interest accrued to the applicable redemption date) discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 5 basis points in the case of the 2015 Notes, 10 basis points in the case of the 2017 Notes, 15 basis points in the case of the 2022 Notes or 15 basis points in the case of the 2042 Notes, plus, in the case of both clauses (1) and (2) above, accrued and unpaid interest on the principal amount of the Notes of such tranche being redeemed to such redemption date.

Notwithstanding the foregoing, installments of interest on the Notes of any tranche that are due and payable on an interest payment date falling on or prior to a redemption date for the Notes of such tranche will be payable to the registered holders of such Notes (or one or more predecessor Notes of such tranche) of record at the close of business on the relevant regular record date, all as provided in the indenture.

“Treasury Rate” means, with respect to any redemption date for the Notes of any tranche, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Treasury Rate will be calculated on the third business day preceding the applicable redemption date. As used in the preceding sentence and in the definition of “Reference Treasury Dealer Quotation” below, the term “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

“Comparable Treasury Issue” means, with respect to any redemption date for the Notes of any tranche, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes of such tranche that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date for the Notes of any tranche, (i) if the Independent Investment Banker obtains six Reference Treasury Dealer Quotations for that redemption date, the average of those Reference Treasury Dealer Quotations after excluding the highest and lowest of those Reference Treasury Dealer Quotations, (ii) if the Independent Investment Banker obtains fewer than six such Reference Treasury Dealer Quotations, the average of all of those quotations, or (iii) if the Independent Investment Banker obtains only one such Reference Treasury Dealer Quotation, such quotation.

“Independent Investment Banker” means one of Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and RBS Securities Inc. and their respective successors appointed by the Company to act as the Independent Investment Banker from time to time, or if any such firm is unwilling or unable to serve in that capacity, an independent investment banking institution of national standing appointed by the Company.

“Reference Treasury Dealer” means, with respect to any redemption date for the Notes of any tranche, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and RBS Securities Inc. and their respective successors; provided that, if any such firm ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), the Company will substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date for the Notes of any tranche, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes of any tranche to be redeemed. If fewer than all of the Notes of any tranche and all Additional Notes (as defined in the Prospectus Supplement), if any, with the same stated maturity and other terms (other than original issue date, issue price and first payment of interest) as the Notes of such tranche are to be redeemed at any time, selection of such Notes and Additional Notes, if any, for redemption will be made by the trustee (as defined in the Prospectus Supplement) by such method as the trustee shall deem fair and appropriate.

Unless the Company defaults in payment of the redemption price, interest on each Note or portion thereof called for redemption will cease to accrue on the applicable redemption date.

Additional Amounts:

The provisions described in the Prospectus Supplement under the caption “Description of the Notes — Payment of Additional Amounts” will apply to the Notes; provided, that subparagraph (i) of such provisions (which subparagraph (i) appears on page S-35 of the Prospectus Supplement) shall be amended and restated, solely insofar as it applies to the Notes, in its entirety as follows (as used below, the term “Code” means the U.S. Internal Revenue Code of 1986, as amended):

“(i)     any tax, assessment, withholding or deduction required by sections 1471 through 1474 of the Code (“FATCA”), any Treasury Regulations or rulings promulgated thereunder, any treaty, law, regulation or other official guidance enacted in any jurisdiction implementing FATCA, any intergovernmental agreement between the United States and any other jurisdiction pursuant to the implementation of FATCA, or any other agreement pursuant to the implementation of FATCA; or”

Tax Redemption:

The Company may, at its option, redeem, as a whole but not in part, the Notes of any tranche and all Additional Notes, if any, with the same stated maturity and other terms (other than original issue date, issue price and first payment of interest) as the Notes of such tranche at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the redemption date on the other terms and subject to the conditions described in the Prospectus Supplement under the caption “Description of the Notes — Redemption for Tax Purposes.” Notwithstanding the foregoing, installments of interest that are due and payable on an interest payment date falling on or prior to the redemption date of a Note of any tranche will be payable to the registered holder of such Note (or one or more predecessor Notes of that tranche) of record at the close of business on the relevant regular record date, all as provided in the indenture.

Form of Notes:

The Notes of each tranche will be issued in the form of one or more global Notes in book-entry form and will be delivered to investors through the facilities of The Depository Trust Company for the accounts of its participants, which may include Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., against payment.

Currency:	The Notes will be denominated and payable in U.S. dollars.

Other:

The Notes will not be entitled to the benefit of any sinking fund and the Company will not be required to repurchase Notes at the option of the holders. The Notes are “fixed rate notes” as defined in the Prospectus Supplement.

Material United States Federal Tax Considerations:

For a discussion of the material United States federal tax considerations related to the acquisition, ownership and disposition of the Notes, please see “Material United States Federal Tax Considerations” in the Prospectus Supplement, as supplemented by the discussion in the immediately following paragraphs captioned “Scheduled Increase in Backup Withholding Rates,” “Medicare Tax on Net Investment Income” and “Foreign Account Tax Compliance Act.”

Scheduled Increase in Backup Withholding Rates

The backup withholding rate is currently 28% and is scheduled to increase to 31% for payments on the Notes (including gross proceeds from a sale of the Notes) that are subject to backup withholding and are made after December 31, 2012.

Medicare Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a United States Holder (as defined in the Prospectus Supplement) that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States Holder’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year and (2) the excess of the United States Holder’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” (in the case of estates and trusts) for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States Holder’s net investment income generally will include its interest income on the Notes and its net gains from the disposition of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Foreign Account Tax Compliance Act

On March 18, 2010, the Hiring Incentives to Restore Employment Act (the “HIRE Act”) was signed into law. Under certain circumstances, the HIRE Act will impose a withholding tax of 30% on payments of U.S. source income on, and the gross proceeds from a disposition of, Notes made to certain foreign entities unless various information reporting requirements are satisfied. These rules generally would apply to payments made after December 31, 2012. However, under the HIRE Act, the withholding and reporting requirements generally will not apply to payments made on, or gross proceeds from a disposition of, debt instruments, such as the Notes, outstanding as of March 18, 2012 (the “Grandfather Date”). Despite the December 31, 2012 date set forth in the HIRE Act, the U.S. Internal Revenue Service (the “IRS”) has issued proposed regulations and preliminary guidance indicating that the withholding tax on U.S. source income will not be imposed with respect to payments made prior to January 1, 2014 and that the withholding tax on gross proceeds from a disposition of debt instruments will not be imposed with respect to payments made prior to January 1, 2017. In addition, the proposed regulations would extend the Grandfather Date to January 1, 2013. These proposed regulations would be effective once finalized. Prospective purchasers should consult their tax advisors regarding the HIRE Act.

Joint Bookrunning Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBS Securities Inc.

Co-Managers:	Mizuho Securities USA Inc. RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Junior Co-Managers:	Drexel Hamilton, LLC Lebenthal & Co., LLC Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc. Muriel Siebert & Co., Inc. The Williams Capital Group, L.P.

Pursuant to a terms agreement dated the date hereof, the joint bookrunning managers, co-managers and junior co-managers (collectively, the “underwriters”) named above, acting as principal, have severally agreed to purchase the Notes from the Company.  The several obligations of the underwriters to purchase the Notes are subject to conditions and they are obligated to purchase all of the Notes if any are purchased.  If an underwriter defaults, the terms agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the terms agreement may be terminated.

The Company estimates that expenses of the offering payable by the Company, excluding underwriting discounts and commissions, will be approximately $1,475,000.

European Economic Area.   This free writing prospectus is not a prospectus for purposes of the Prospectus Directive (as defined below) as implemented in Member States of the European Economic Area.  Neither the Company nor the underwriters have authorized, nor does the Company or the underwriters authorize, the making of any offer of the Notes through any financial intermediary other than offers made by the underwriters which constitute the final placement of the Notes contemplated in this free writing prospectus.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has severally represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated hereby to the public in that Relevant Member State other than:

(a)                                 to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)                                 to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the joint bookrunning managers named above for any such offer; or

(c)                                  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (a) to (c) above shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The information under this caption “European Economic Area” supersedes and replaces the information in the Prospectus Supplement under the caption “Plan of Distribution—European Economic Area.”

United Kingdom.  Each underwriter severally has represented and agreed that:

•                              it has only communicated or caused to be communicated and will only communicate or cause to be communicated  an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FMSA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

•                              it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The information under this caption “United Kingdom” supersedes and replaces the information in the Prospectus Supplement under the caption “Plan of Distribution — United Kingdom.”

The issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146, J.P. Morgan Securities LLC by telephone (collect) at 1-212-834-4533, Goldman, Sachs & Co. by telephone (toll free) at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone (toll free) at 1-800-294-1322, Morgan Stanley & Co. LLC by telephone (toll free) at 1-866-718-1649 or RBS Securities Inc. by telephone (toll free) at 1-866-884-2071.